                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. 1)


                         Simon Property Group, Inc.
                              (Name of Issuer)

                  Common Stock, par value $.0001 per share
                       (Title of Class of Securities)

                                  828805101
                               (CUSIP Number)

                             Kim A. Rieck, Esq.
                        DeBartolo Realty Corporation
                             7655 Market Street
                            Youngstown, OH  44513
                               (330) 758-7292
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             - with a copy to -

                            William N. Dye, Esq.
                          Willkie Farr & Gallagher
                             One Citicorp Center
                            153 East 53rd Street
                          New York, New York 10022
                               (212) 821-8000


                               August 6, 1996
                (Date of Event which Requires Filing of this
                                 Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D


CUSIP No. 828805101

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DeBartolo Realty Corporation

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                           (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

           OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio

                 7   SOLE VOTING POWER
                          None
  NUMBER OF
   SHARES        8   SHARED VOTING POWER
BENEFICIALLY              None
  OWNED BY
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING               None
 PERSON WITH
                10  SHARED DISPOSITIVE POWER
                          None

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            None

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*  [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

  14   TYPE OF REPORTING PERSON*

            CO

                                  SCHEDULE 13D


CUSIP No. 828805101

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kim A. Rieck

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                           (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

           OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

                 7   SOLE VOTING POWER
                          None
  NUMBER OF
   SHARES        8   SHARED VOTING POWER
BENEFICIALLY              None
  OWNED BY
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING               None
 PERSON WITH
                10  SHARED DISPOSITIVE POWER
                          None

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            None

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*  [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

  14   TYPE OF REPORTING PERSON*

            IN

                                  SCHEDULE 13D


CUSIP No. 828805101

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard S. Sokolov

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                           (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

           OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

                 7   SOLE VOTING POWER
                          None
  NUMBER OF
   SHARES        8   SHARED VOTING POWER
BENEFICIALLY              None
  OWNED BY
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING               None
 PERSON WITH
                10  SHARED DISPOSITIVE POWER
                          None

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            None

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*  [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

  14   TYPE OF REPORTING PERSON*

            IN

                                     SCHEDULE 13D

CUSIP NO. 828805101

              This Amendment No. 1 constitutes the final amendment of the Statement on Schedule 13D (the "Initial Statement") filed on April 8, 1996 on behalf of DeBartolo Realty Corporation, Richard S. Sokolov and Kim A. Rieck, relating to the common stock, par value $.0001 per share (the "Common Stock"), of Simon Property Group, Inc., a Maryland corporation ("SPG"). Pursuant to Rule 13d-2(c), attached hereto as Attachment I is the full text of the Initial Statement, which was filed in paper format.

Item 1.       Security and Issuer.

              No amendment to Item 1.

Item 2.       Identity and Background.

              No amendment to Item 2.

Item 3.       Source and Amount of Funds or Other Consideration.

              No amendment to Item 3.

Item 4.       Purpose of Transaction.

              Item 4 is hereby amended to add the following:

              At the special and annual meetings of stockholders held on August 7, 1996, the stockholders of SPG voted upon and (i) adopted the Merger Agreement; (ii) approved amended and restated Articles of Incorporation and By-Laws of SPG and (iii) expanded the Board of Directors of SPG to thirteen, all as more fully provided in Item 4 above. Accordingly, because the terms of the Simon Proxy have been satisfied, the Simon Proxy is no longer in force with respect to future votes and the Reporting Persons therefore no longer have shared voting power with respect to the Common Stock of SPG covered by Simon Proxy.

Item 5.       Interest in Securities of the Issuer.

              Item 5 is hereby amended to add the following:

              The Reporting Persons no longer hold shared voting power with respect to the Common Stock covered by the Simon Proxy.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              No amendment to Item 6.

Item 7.       Material to be Filed as Exhibits.

              No amendment to Item 7.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          DEBARTOLO REALTY CORPORATION
                          RICHARD S. SOKOLOV
                          KIM A. RIECK, individually and as attorney-in-fact for DeBartolo Realty Corporation and Richard S. Sokolov



                          By:/s/ KIM A.RIECK
                          Name:  Kim A. Rieck
                          Title: Senior Vice President, General
                                 Counsel and Corporate Secretary

                                                         ATTACHMENT 1




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Simon Property Group, Inc.
_______________________________________________________________________________
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
_______________________________________________________________________________
                         (Title of Class of Securities)

                                    828805101
                                 (CUSIP Number)

                               Kim A. Rieck, Esq.
                          DeBartolo Realty Corporation
                               7655 Market Street
                              Youngstown, OH 44513
                                 (330) 758-7292
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                             Communications)

                               - with a copy to -

                              William N. Dye, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8217


                                 March 28, 1996
_______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of ______
                      Exhibit Index Appears on Page ______

                                  SCHEDULE 13D

- -----------------------------          -----------------------------------------
CUSIP No. 828805101                      Page    2     of        Pages
                                              --------    ------
- -----------------------------          -----------------------------------------

- ----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DeBartolo Realty Corporation
- ----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                        (b) [_]

- ----------- --------------------------------------------------------------------
    3       SEC USE ONLY


- ----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
- ----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                             |_|

- ----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Ohio
- --------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                     None
     NUMBER OF
                      --------- ------------------------------------------------
SHARES BENEFICIALLY      8      SHARED VOTING POWER
                                     14,656,352
                      --------- ------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
     REPORTING                       None
                      --------- ------------------------------------------------
    PERSON WITH          10     SHARED DISPOSITIVE POWER
                                     None
- ----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 14,656,352
- ----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [_]
- ----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 15.3%
- ----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 CO
- ----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

- ---------------------------               --------------------------------------
CUSIP No. 828805101                       Page     3    of           Pages
          ---------                            --------    ---------
- ---------------------------               --------------------------------------

- ----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kim A. Rieck
- ----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                      (b) [_]

- ----------- --------------------------------------------------------------------
    3       SEC USE ONLY

- ----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                N/A
- ----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            |_|

- ----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
- --------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                     None
     NUMBER OF
                      --------- ------------------------------------------------
SHARES BENEFICIALLY      8      SHARED VOTING POWER
                                     14,656,352
                      --------- ------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
     REPORTING                       None
                      --------- ------------------------------------------------
    PERSON WITH          10     SHARED DISPOSITIVE POWER
                                     None
- ----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 14,656,352
- ----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [_]

- ----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 15.3%
- ----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 IN
- ----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

- -------------------------------             ------------------------------------
CUSIP No. 828805101                         Page    4     of         Pages
                                                 --------    -------
- -------------------------------             ------------------------------------
- ----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard S. Sokolov
- ----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                                                  (b) [_]

- ----------- --------------------------------------------------------------------
    3       SEC USE ONLY


- ----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
- ----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         |_|

- ----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
- --------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                     None
     NUMBER OF
                      --------- ------------------------------------------------
SHARES BENEFICIALLY      8      SHARED VOTING POWER
                                     14,656,352
                      --------- ------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
     REPORTING                       None
                      --------- ------------------------------------------------
    PERSON WITH          10     SHARED DISPOSITIVE POWER
                                     None
- ----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 14,656,352
- ----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [_]
- ----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 15.3%
- ----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
- ----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828805101

          This joint statement constitutes a Statement on Schedule 13D filed on behalf of DeBartolo Realty Corporation, Richard S. Sokolov and Kim A. Rieck, relating to the Common Stock (as defined below), of Simon Property Group, Inc.

Item 1.  Security and Issuer.

          This Statement relates to the Common Stock, par value $.0001 per share (the "Common Stock") of Simon Property Group, Inc., a Delaware corporation ("SPG). The principal executive offices of the Company are located at Merchants Plaza, 115 West Washington Street, Indianapolis, IN 46204.

Item 2.  Identity and Background.

          This statement is being filed by DeBartolo Realty Corporation, an Ohio corporation ("DRC"), Richard S. Sokolov and Kim A. Rieck. DRC, Mr. Sokolov and Mr. Rieck are hereinafter collectively referred to as the "Reporting Persons."

          The address of the principal business and principal office of DRC and the business address of each of Mr. Sokolov and Mr. Rieck is 7655 Market Street, Youngstown, Ohio 44513.

          DRC is a self-administered and self-managed real estate investment trust that is engaged in the business of owning, developing, managing and leasing regional malls and community shopping centers. Mr. Sokolov's present principal occupation is to serve as President and Chief Executive Officer of DRC. Mr. Sokolov is also a Director of DRC. Mr. Rieck's present principal occupation is to serve as Senior Vice President, General Counsel and Corporate Secretary of DRC.

          None of DRC, Mr. Sokolov or Mr. Rieck has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of Mr. Sokolov and Mr. Rieck is a citizen of the United States of America.

          Certain information concerning the executive officers and directors of DRC is set forth on Annex A.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          No separate funds or other consideration were paid or given for the beneficial ownership which is the subject of this Schedule 13D.

          On March 28, 1996, DRC, SPG, and Day Acquisition Corp. ("Day"), a wholly owned subsidiary of SPG, entered into an Agreement and Plan of Merger, dated as of March 26, 1996 (the "Merger Agreement"). A copy of the Merger Agreement is attached hereto as Exhibit A and is incorporated by reference herein. In connection with the execution and delivery of the Merger Agreement, the Simon Proxy described in Item 4 below was granted to Mr. Sokolov and Mr. Rieck, in their capacities as executive officers and representatives of DRC.

Item 4.  Purpose of Transaction.
         -----------------------

          Items 4(a), (b), (e) and (f). Upon the terms and subject to the conditions of the Merger Agreement, Day will be merged with and into DRC, DRC will be the surviving corporation and DRC will become wholly owned by SPG (the "Merger"). Pursuant to the Merger Agreement, each issued and outstanding share of common stock, par value $.01 per share, of DRC (the "DRC Common Stock"), other than shares as to which dissenters' rights have been validly exercised and certain shares to be canceled in accordance with the Merger Agreement, will be converted into the right to receive from SPG sixty-eight one-hundredths (0.68) of a newly-issued, fully-paid and nonassessable share of Common Stock. The consummation of the Merger requires the affirmative vote of both the holders of the outstanding Common Stock and the holders of the outstanding DRC Common Stock. The transaction is intended to be a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

          On March 28, 1996, in connection with the Merger Agreement, SPG, DRC, the persons listed on Exhibit B attached hereto (the "Parent Principals"), and the persons listed on Exhibit C attached hereto (the "Company Principals") entered into a Stockholders Agreement, dated as of March 26, 1996 (the "Stockholders Agreement"). The Stockholders Agreement, attached hereto as Exhibit D and incorporated herein by this reference, provides for, among other things, agreements by the Parent Principals to vote all voting securities of SPG from time to time held by them, including Common Stock and Class B Common Stock, par value $.0001 per share, of SPG (the "Class B Stock")and the Company Principals to vote their shares of DRC Common Stock to approve (among other things) the Merger at the Parent Shareholders Meeting and the Company Shareholders Meeting (as such terms are defined in the Merger Agreement), respectively.

          Items 4(d) and (g). In connection with the execution and delivery of the Merger Agreement, on March 28, 1996, Melvin Simon & Associates, Inc., an Indiana corporation ("MSA") and a Voting Trust created by a Voting Trust Agreement entered into as of December 1, 1993 (together with MSA, the "Proxy Grantors"), between MSA, on the one hand, and Melvin Simon, Herbert Simon and David Simon, on the other hand, granted to Mr. Sokolov and Mr. Rieck an irrevocable proxy dated as of March 26, 1996 (the "Simon Proxy"), attached hereto as Exhibit E and incorporated by reference herein, to vote all voting securities from time to time held by the Proxy Grantors (as described in Item 5 below): (i) to approve the Merger and the transactions contemplated thereby and the issuance of Common Stock pursuant thereto, (ii) to vote against (A) approval of any proposal made in opposition to or in competition with the Merger and the other transactions contemplated by the Merger Agreement, (B) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of SPG or any of its subsidiaries, with or involving any party other than DRC or one of its affiliates, (C) any liquidation or winding up of SPG, (D) any extraordinary dividend by SPG other than as provided in the Merger Agreement, and (E) any other action that would impede, interfere with, postpone or attempt to discourage the Merger or other transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of SPG under the Merger Agreement, (iii) to amend the Articles of Incorporation and By-Laws of SPG effective as of the effective time of the Merger, (iv) to elect to the Board of Directors of SPG (A) the persons set forth on Exhibit F hereto, which is incorporated by reference herein, and (B) in the event that the amendment to the Articles of Incorporation as set forth in (iii) above is not approved, the persons described in Sections 1(c) and (d) of the Stockholders Agreement, to constitute the Board of Directors of SPG, effective as of such effective time, and (v) to authorize and approve such other acts, documents and transactions as may be contemplated by, or reasonably necessary or desirable in order to give effect to, the consummation of the transactions contemplated by the Merger Agreement.

          The Stockholders Agreement provides for certain other obligations among SPG, the Parent Principals and the Company Principals, including, among other things, an agreement by the Parent Principals to vote or cause to be voted all of their Common Stock or Class B Stock (i) to approve the Merger and the issuance of Common Stock in connection therewith, (ii) to amend the Articles of Incorporation and By-Laws of SPG effective as of the effective time of the Merger (iii) to approve the election to the Board of Directors of SPG of the persons set forth on Schedule 1(a) to the Stockholders Agreement, a copy of which Schedule is attached hereto as Exhibit F and is incorporated by reference herein, to constitute the Board of Directors of SPG, effective as of such effective time, and (iv) to authorize and approve such other acts, documents and transactions as may be contemplated by, or reasonably necessary or desirable in order to give effect to the consummation of the transactions contemplated by, the Merger Agreement. In the event such proposed amendments to the Articles of Incorporation and By-Laws of SPG (and consequently the election of the specified nominees to SPG's Board of Directors) referred to above are not adopted because of the failure to obtain the requisite 80% stockholder approval at the Parent Special Meeting and if the Merger is consummated in accordance with the Merger Agreement, then, among other things, SPG and the Parent Principals shall, until such time as such proposed amendments are adopted, take specified steps intended to result in the election of two representatives of the Company Principals to the SPG Board of Directors and SPG shall obtain the resignations of four directors (as described in Section 1(c) of the Stockholders Agreement).

          Except as set forth herein or in the Merger Agreement, none of the Reporting Persons have any present plans or proposals that would result in any of the events specified in Items 4(c), (h), (i) or (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          The Simon Proxy was solicited on behalf of DRC and is held by Mr. Sokolov and Mr. Rieck in their capacities as officers of DRC. In accordance with the terms of the Stockholders Agreement, the Reporting Persons may be viewed as sharing the right to vote all of the voting securities held from time to time by the Proxy Grantors for the purposes described in Item 4 above. The Proxy Grantors held, as of March 26, 1996, 15.2669751% of the outstanding equity interests of SPG, consisting of:

                    (i) 3,200,000 shares of SPG's Class B Stock, which (A) are entitled to vote separately as a class the election of four Directors of SPG, (B) are entitled to vote together with the Common Stock on all other matters, and (C) are convertible on a one-for-one basis into Common Stock at the election of the holders thereof; and

                    (ii) units of limited partnership interests (the "Units"), in Simon Property Group, L.P., a Delaware Limited Partnership (the "Simon OP") which are currently convertible on a one-for-one basis into shares of the Common Stock (or, if the Company so elects, cash at the then market value of the Common Stock).

          Mr. Sokolov and Mr. Rieck hold their shared voting power solely as the result of holding the Simon Proxy in their capacities as executive officers and representatives of DRC.

          The outstanding Units of the Simon OP not owned by SPG are convertible on a one-for-one basis into shares of Common Stock (subject to the option of SPG to exchange such Units for cash equal to the then applicable market value of per share of the Common Stock times the number of Units sought to be exchanged). According to the Merger Agreement, SPG had outstanding, as of March 26, 1996, 55,360,225 shares of Common Stock and 3,200,000 shares of Class B Stock, representing a like number of Simon OP Units held by SPG. Such Units constituted 61% of the aggregate outstanding number of Units of the Simon OP at such date. Based on the numbers of outstanding Common Stock, Class B Stock and Units, the Reporting Persons have calculated that the outstanding number of Units of the Simon OP as of such date was 96,000,369. Based on the total number of Outstanding Units, the 15.2667951% interest of the Proxy Guarantors (including the 3,200,000 shares of Class B Stock), the Reporting Persons have calculated, is convertible into 14,656,352 shares of Common Stock, or approximately 15.3% of the total numbers of shares of Common Stock outstanding (after giving effect to such conversions and assuming all other outstanding Units of the Simon OP not held by SPG are converted or exchanged for Common Stock). In the aggregate, all of the Parent Principals hold 35.5% of the outstanding Units of the Simon OP, which are convertible into 34,080,131 shares of Common Stock or 35.5% of the total number of shares of Common Stock outstanding. Such exchange will result in varying percentages from time to time depending on the number of shares of Common Stock, the number of Units and the number of terms of other securities of SPG or the Simon OP from time to time. The Reporting Persons have calculated the figures set forth herein based on information contained in the Merger Agreement and the Stockholders Agreement solely for determining the appropriate number of shares of Common stock that may become subject to the

Simon Proxy and the Stockholders Agreement. In addition, the Reporting Persons are not aware of any intent by the Parent Principals to convert any Units into Common Stock. If no such Units were converted, only the vote of the 3,200,000 shares, or 3.3% of the total outstanding shares of Common Stock and Class B Stock would be subject to the terms of the Stockholders Agreement and the Simon Proxy.

          Except as described in this Statement on Schedule 13D, in the Merger Agreement or in the Stockholders Agreement, none of the Reporting Persons have engaged in any transaction involving the securities covered by this Statement on
Schedule 13D or any securities convertible within 60 days to such securities within the sixty-day period immediately preceding the date of this Schedule 13D.

          DRC, Mr. Sokolov and Mr. Rieck each hereby expressly disclaims beneficial ownership of the securities of SPG described above and covered by this Statement on Schedule 13D. Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement on Schedule 13D shall not be construed as an admission by any Reporting Person that such person is, for purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities covered by this statement on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------------

          The information set forth in Item 4 above, including the Exhibits incorporated therein by reference, is incorporated herein by reference.

          Pursuant to Rule 13d-1(f) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit G and is incorporated herein by this reference.

          Except as described above and in Items 3 and 4 herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of SPG.

Item 7.  Material to be Filed as Exhibits.
         ----------------------------------



 A.       Agreement and Plan of Merger dated
          as of March 26, 1996, among SPG,
          Day and DRC.

 B.       Parent Principals Executing the
          Stockholders Agreement dated as of
          March 26, 1996 among SPG, DRC, the
          Parent Principals and the Company
          Principals.

 C.       Company Principals Executing the
          Stockholders Agreement dated as of
          March 26, 1996 among SPG, DRC, the
          Parent Principals and the Company
          Principals.

 D.       Stockholders Agreement dated as of
          March 26, 1996 among SPG, DRC, the
          Parent Principals and the Company
          Principals.

 E.       Simon Proxy Granted by the Proxy
          Guarantors to DRC.

 F.       Schedule 1(a) to the Stockholders
          Agreement.

 G.       Joint Filing Agreement and Power of
          Attorney By and Among DRC, Richard
          S. Sokolov and Kim A. Rieck.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            RICHARD S. SOKOLOV


                                            By: /s/ Richard S. Sokolov
                                            __________________________________


                                            KIM A. RIECK


                                            By: /s/ Kim Rieck
                                            __________________________________


                                            DEBARTOLO REALTY CORPORATION


                                            By: /s/ Kim Rieck
                                                _______________________________

                                               Name:  Kim Rieck
                                               Title: Senior Vice President,
                                                 General Counsel and Corporate
                                                 Secretary

                                     ANNEX A
                                     -------

          The following table sets forth the name, and for those reporting persons not described in Item 2 of this Schedule 13D, the residence or business address and present principal occupation or employment of each director and executive officer of DeBartolo Realty Corporation ("DRC").


Name and Business or                           Present Principal
  Residence Address                            Occupation or Employment
- ------------------------------------------------------------------------------

Edward J. DeBartolo, Jr.               Chairman of the Board of DRC. President,
The Edward J. DeBartolo Corporation    Chief Executive Officer and Director of
7620 Market Street                     The Edward J. DeBartolo Corporation
Youngstown, OH  44513                  ("EJDC"); Chairman of the San Francisco
                                       '49ers professional football team; and
                                       Chairman and Chief Executive Officer of
                                       DeBartolo Entertainment Inc.





M. Denise DeBartolo York               Director of DRC. Chairman of the Boards
The Edward J. DeBartolo Corporation    of EJDC and DeBartolo, Inc.
7620 Market Street
Youngstown, OH  44513





Richard S. Sokolov                     See Item 2.
See Item 2

James R. Giuliano, III                 Director of DRC. Senior Vice President,
DeBartolo Realty Corporation           Chief Financial Officer and Treasurer of
7655 Market Street                     DRC.
Youngstown, OH  44513




William T. Dillard, Sr.                Director of DRC. Chairman of the Board
Attn:  Wes Cherry                      and Chief Executive Officer of Dillard
Dillard Dept. Stores, Inc.             Department Stores, Inc.
1600 Cantrell Road
Little Rock, AR  72201




Rev. Theodore M. Hesburgh, CSC         Director of DRC. President Emeritus of
University of Notre Dame               the University of the Notre Dame
1315 Hesburgh Library                  (retired).
Notre Dame, IN  46556





Anthony W. Liberati
109 Grouse Lane                        Director of DRC. Former Executive Vice
Sewickly, PA  15143                    President, Corporate Planning/Finance of
                                       EJDC (retired).

G. William Miller                      Director of DRC. Chairman of the Board
G. William Miller & Assoc.             and Chief Executive Officer of G.
1215 19th Street, N.W.                 William Miller & Co., Inc., a merchant
Washington, DC  20036                  banking firm. Director of DRC. Founder
Fredrick W. Petri                      and Partner of Petrone, Petri & Company,
Petrone, Petri & Co.                   a real estate investment firm.
1825 S. Grant St., Ste. 630
San Mateo, CA  94402




Mark T.  Gallogly                      Director of DRC. General Partner of
Blackstone  Group                      Blackstone Group The Holdings L.P.;
345 Park Avenue,  31st Floor Inc.;     Officer and Director of Blackstone Real
New York, NY  10154                    Estate and General Partner in BJS
                                       Capital Partners, L.P.




Philip J. Ward                         Director of DRC. Senior Managing
Cigna Investments, Inc.                Director and Head of Real Estate
900 Cottage Grove Road                 Investments for CIGNA Investments, Inc.,
Hartford, CT  06152                    a wholly owned subsidiary of CIGNA
                                       Corporation.



F. Carl Dieterle, Jr.                  Senior Vice President of Property
DeBartolo Realty Corporation           Management and Marketing of DRC.
7655 Market Street
Youngstown, OH  44513




Robert L. Ferguson                     Senior Vice President of Development of
DeBartolo Realty Corporation           DRC.
7655 Market Street
Youngstown, OH  44513



Norman W. Peters                       Senior Vice President of Leasing of DRC.
DeBartolo Realty Corporation
7655 Market Street
Youngstown, OH  44513




Kim A. Rieck                           See Item 2.
See Item 2.


          All of the above named individuals are citizens of the United States.

          None of the foregoing directors or executive officers of DRC has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  EXHIBIT INDEX


Exhibit     Description                                           Page Number
- -------     -----------                                           -----------

A. Agreement and Plan of Merger dated as of March 26, 1996, among SPG, Day and DRC.

B.          Parent Principals Executing the
            Stockholders Agreement dated as of March
            26, 1996 among SPG, DRC, the Parent
            Principals and the Company Principals.

C.          Company Principals Executing the
            Stockholders Agreement dated as of March
            26, 1996 among SPG, DRC, the Parent
            Principals and the Company Principals.

D.          Stockholders Agreement dated as of March
            26, 1996 among SPG, DRC, the Parent
            Principals and the Company Principals.

E.          Simon Proxy Granted by the Proxy
            Grantors to DRC.

F.          Schedule 1(a) to the Stockholders
            Agreement.

G.          Joint Filing Agreement and Power of
            Attorney By and Among DRC, Richard S.
            Sokolov and Kim A. Rieck.